UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 13, 2021

Supernova Partners Acquisition Company, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39641	85-2800538
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
4301 50th Street NW Suite 300, PMB 1044 Washington, D.C.		20016
(Address of Principal Executive Offices)		(Zip Code)

(202) 918-7050

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one warrant	SPNV.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	SPNV	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	SPNV WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies” (“SPACs”) (the “Statement”). In the Statement, the SEC staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since October 23, 2020 (the “IPO date”), Supernova Partners Acquisition Company, Inc. (the “Company” or “Supernova”) has accounted for its outstanding warrants (“Warrants”) to purchase common stock and forward purchase agreements as equity within its financial statements. However, as a result of the Statement, and after discussion and evaluation, including with the Company’s independent auditors, the Company has concluded that the Warrants and forward purchase agreements should be presented as liabilities on its financial statements as of the IPO date reported at fair value with subsequent fair value re-measurement at each reporting period.

On May 13, 2021, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”), based on the recommendation of and after consultation with management, concluded that its audited financial statements for the period from August 31, 2020 (Inception) through December 31, 2020 as included in the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2021 (the “Original 10-K”), its unaudited interim financial statements for the period from August 31, 2020 (Inception) through September 30, 2020 as included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on December 4, 2020 and its audited balance sheet as of October 23, 2020 included in the Company’s Current Report on Form 8-K filed with the SEC on October 29, 2020 (the “Non-Reliance Periods”), should no longer be relied upon due to changes required to reclassify the Warrants and forward purchase agreements as liabilities to align with the requirements set forth in the Statement. The Audit Committee has discussed this approach with its independent registered public accounting firm, Marcum LLP, and prepared an amendment (the “Amended Form 10-K”) to the Original Form 10-K reflecting the reclassification of the Warrants and forward purchase agreements for the Non-Reliance Periods. Concurrently with the filing of this Current Report on Form 8-K, the Company is filing the Amended Form 10-K which includes restated financial statements that reflect the revised valuation of the Warrants and forward purchase agreements.

Going forward, unless we amend the terms of our warrant agreement, we expect to continue to classify our warrants and forward purchase agreements as a liabilities, which would require us to incur the cost of measuring the fair value of the warrant and forward purchase agreement liabilities, and which may have an adverse effect on our results of operations.

Important Information About the Transaction and Where to Find It

On March 17, 2021, Supernova entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Supernova, Orchids Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Supernova (“First Merger Sub”), Orchids Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Supernova (“Second Merger Sub”), and OfferPad, Inc., a Delaware corporation (“Offerpad”).

Pursuant to the Merger Agreement, the parties will enter into a business combination transaction (the “Business Combination”) by which (i) First Merger Sub will merge with and into Offerpad, with Offerpad being the surviving entity in the merger (the “First Merger”), and (ii) Offerpad will merge with and into Second Merger Sub, with Second Merger Sub being the surviving entity in the merger (the “Second Merger” and, together with the First Merger, the “Mergers” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions” and the closing of the Transactions, the “Closing”). In connection with the Closing, Supernova will change its name to “Offerpad Solutions, Inc.”

Supernova has filed with the SEC a registration statement on Form S-4 (the “Form S-4”), which includes a preliminary proxy statement/prospectus in connection with the Transactions and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Supernova’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Supernova’s solicitation of proxies for its stockholders’ meeting to be held to approve the Transactions because the proxy statement/prospectus will contain important information about Supernova, Offerpad and the Transactions. The definitive proxy statement/prospectus will be mailed to stockholders of Supernova as of a record date to be established for voting on the Transactions. Stockholders will also be able to obtain copies of the Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to Supernova Partners Acquisition Company, Inc., 4301 50th Street NW, Suite 300, PMB 1044, Washington, DC 20016.

Participants in the Solicitation

Supernova, Offerpad and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of Supernova’s stockholders with respect to the approval of the Transactions. Supernova and Offerpad urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the Transactions, as these materials will contain important information about Offerpad, Supernova and the Transactions. Information regarding Supernova’s directors and officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated October 22, 2020 relating to its initial public offering. Additional information regarding the participants in the proxy solicitation, including Offerpad’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, is or will be included in the Form S-4 and the definitive proxy statement/prospectus for the Transactions when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to Supernova as described above under “Important Information About the Transaction and Where to Find It.”

Forward-Looking Statements

Certain statements in this report and the exhibits to this report may be considered forward-looking statements. Forward-looking statements generally relate to future events and can be identified by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and Offerpad and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Offerpad, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain approval of the stockholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the Business Combination disrupts current plans and operations of Offerpad as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the possibility that Offerpad or the combined company may be adversely affected by other economic, business, or competitive factors;

Offerpad’s estimates of expenses and profitability; the evolution of the markets in which Offerpad competes; the ability of Offerpad to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on Offerpad’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Supernova’s final prospectus dated October 22, 2020 relating to its initial public offering.

Nothing in this report or the exhibits to this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor the Company undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Supernova Partners Acquisition Company, Inc.

Date: May 25, 2021	By:	/s/ Michael S. Clifton
	Name:	Michael S. Clifton
	Title:	Chief Financial Officer

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